UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

PAGSEGURO DIGITAL LTD.

PagSeguro Digital Ltd. Announces Dividend Targets for 2027 and 2028 and New Share Repurchase Program

São Paulo, September 1, 2026 – PagSeguro Digital Ltd. (NYSE: PAGS) (“PagSeguro” or the “Company”) today made the following announcements.

Dividend Targets for 2027 and 2028

The Company announced that it expects to distribute at least R$2.0 billion in dividends during 2027 and 2028 (R$1.0 billion per year), reinforcing its commitment to capital optimization and sustainable returns to shareholders, subject, among other factors, to market and company financial conditions. Any future declaration of dividends and the amount thereof will be at the discretion of the Company’s Board.

New Share Repurchase Program

The Company also announced that the Board has authorized its fourth share repurchase program, under which PagSeguro Digital Ltd. may repurchase up to US$150 million in outstanding Class A common shares. The new repurchase program will go into effect immediately and does not have a fixed expiration date. The repurchases under the program may be executed in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

About PagSeguro

PagSeguro Digital Ltd. is a leading provider of financial technology and software solutions primarily focused on consumers, individual entrepreneurs, micro-merchants, and small to medium-sized companies in Brazil. PagSeguro’s mission is to transform and democratize the financial services industry in Brazil by offering merchants and consumers a comprehensive mobile-first digital banking ecosystem that is secure, affordable, and easy to use.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties. These statements are based on various assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2026

PagSeguro Digital Ltd.

By:	/s/ Gustavo Sechin
Name:	Gustavo Sechin
Title:	Chief Financial and Accounting Officer